ICON CASH FLOW PARTNERS L.P. SEVEN
100 Fifth Avenue, Fourth Floor
New York, New York 10011
June 2, 2006

Re:	Recommendation to REJECT the $4.50 per Unit Tender Offer to Purchase all Outstanding ICON Cash Flow Partners L.P. Seven Units of Limited Partnership Interest
Dear Limited Partner:
          MacKenzie Patterson Fuller, LP and various of its affiliates (collectively, “MacKenzie Patterson”), an unaffiliated third party, has commenced an unsolicited tender offer to purchase all of the units of limited partnership interest (the “Units”) in ICON Cash Flow Partners L.P. Seven (the “Partnership”) for four dollars and fifty cents ($4.50) per Unit in cash (less any distributions per Unit made by the Partnership after the date of the offer) (the “Offer Price”), subject to the terms and conditions set forth in MacKenzie Patterson’s tender offer documents. The Offer Price, together with all of the terms and conditions applicable to the tender offer, is referred to in this letter as the “Offer.”
          After careful consideration, including a thorough review of the Offer, ICON Capital Corp., the General Partner of the Partnership (the “General Partner”) has determined that the Offer is not in the best interests of the Partnership and the Limited Partners.
          Accordingly, the General Partner, on behalf of the Partnership, recommends that you reject the Offer and do not tender your Units pursuant to the Offer. I would like to share the General Partner’s key reasons for its recommendation with you:
•	First, the General Partner believes that the Offer Price is inadequate from a financial point of view to Limited Partners. The General Partner’s belief is based on various factors, including the fact that the value of a Unit for ERISA purposes as disclosed in the Partnership’s 2005 Annual Report is 164.9% higher than the Offer Price and reported sales of Units sold on secondary markets during the first four months of 2006 were between 25.5% and 77.8% higher than the Offer Price. Moreover, MacKenzie Patterson discloses in its tender offer materials that it determined the Offer Price “with the intention of making a profit by holding on to the Units until the Partnership is liquidated” and “is the lowest price which [MacKenzie Patterson believed] might be acceptable to Unit holders consistent with” those objectives.

•	Second, as MacKenzie Patterson did not attach any financial statements to its tender offer documents and MacKenzie Patterson does not publicly disclose its financial statements, the General Partner is unable to evaluate whether MacKenzie Patterson has adequate cash and liquid securities at their disposal to complete the purchase of all of the Units. Additionally, the General Partner understands that MacKenzie Patterson has at least six other tender offers pending concurrently with the Offer and if all of the holders of securities in the other tender offers decide to tender, it is possible that MacKenzie Patterson may have difficulty paying for any Units tendered in the Offer.

•	Third, the depositary for the Offer is an affiliate of MacKenzie Patterson. As a result, there is no independent third party holding funds of MacKenzie Patterson for payment of the Offer Price that can independently verify that such funds are available for payment, and MacKenzie Patterson may have access to any Units tendered by Limited Partners before all conditions to the Offer have been satisfied and such Limited Partners have been paid.

•	Fourth, the Offer can be extended at the sole discretion of MacKenzie Patterson. Some previous MacKenzie Patterson tender offers have been open for more than a year. Limited Partners that tender may have to wait for a year or more before such Units are actually accepted for payment and such payment is made.

•	And fifth, the Offer is highly conditional and is subject to several conditions that are beyond the control of the General Partner, the Partnership, and MacKenzie Patterson, are of questionable relevance to MacKenzie Patterson’s ability to consummate the Offer, and appear to be designed to provide easily triggered “outs” for MacKenzie Patterson.
          The General Partner’s recommendation assumes that Limited Partners wish to hold their Units to achieve the maximum return on their investment. Limited Partners who hold their Units until the Partnership’s liquidation will likely receive an amount greater than the Offer Price. However, there can be no assurance that the liquidation of the Partnership will generate sufficient cash to achieve a higher liquidation value than the Offer Price. Each Limited Partner must make his own decision whether to tender his Units pursuant to the Offer. The General Partner urges each Limited Partner to carefully consider all aspects of the Offer in light of his own circumstances, including (a) his investment objectives, (b) his financial circumstances, including risk tolerance and liquidity needs, (c) other financial opportunities available to him, (d) his own tax position and tax consequences of tendering in the Offer and (e) other factors he may deem relevant.
          The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 contains a detailed description of the reasons for the General Partner’s recommendations and the factors considered by the General Partner. We urge you to read the Solicitation/Recommendation Statement carefully so that you will be fully informed before you make your decision. Please note that if you elect not to accept the Offer, no action is required.
          If you have any questions concerning the Offer or need any assistance with respect to any Partnership matter, please feel free to contact our Investor Relations Department at (800) 343-3736.

Very truly yours,

Thomas W. Martin

Chief Operating Officer and Chief Financial Officer
ICON Capital Corp., the General Partner of the Partnership